RECD S.E.C.
AUG 7 2002
1086

02047686

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
8/1/02

For the month of August, 2002

IMSA GROUP
(Translation of Registrant's name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

PROCESSED
AUG 12 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Page 1 of 4 pages

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: August 7, 2002

By:
Name: Marcelo Canales Clariond
Title: Chief Executive Officer

GRUPO IMSA

Press Release

NYSE BMV

IMSATEC TAKES FIRST STEP IN THE EUROPEAN MARKET ACQUIRING A PLASTIC PANEL COMPANY IN SPAIN

Monterrey, N.L., Mexico – July 31, 2002 – Grupo Imsa, S.A. de C.V. (BMV: IMSA) (NYSE: IMY) today announced that through Empresas Stabilit (Stabilit) it has acquired Lightfield, Europe's second-largest fiberglass-reinforced plastic panel company, which formerly belonged to Grupo Uralita. In 2001, Stabilit created a subsidiary with a distribution center in Barcelona, Spain, to market fiberglass-reinforced plastic products produced by Stabilit in Mexico and the United States. Over the last year, through this subsidiary, Stabilit has gained a 9% share of the Spanish market. The acquisition of Lightfield will increase this share to 65%, give the company a significant presence in France and Portugal and open up the opportunity to penetrate the other markets of the European Union.

Lightfield, a company based in Barcelona, Spain, has been selling polyester products for light transmission for more than 40 years, while Stabilit has a very successful track record in marketing acrylic, and translucent and opaque polyester products, so this acquisition creates a great opportunity to extend Lightfield's product li ne, extend the markets it serves, and grow its market share. Some of the products that Stabilit intends to add to Lightfield's line are liner panel for the construction and truck and trailer industries, opaque polyester sheet and, most importantly, acrylic panel. These products account for two thirds of Stabilit's revenues in North America.

In 2002, Lightfield's sales are expected to reach approximately 21 million Euros and the company should generate an EBITDA of close to 3 million Euros. Stabilit made a 10.6 million Euro investment for this acquisition.

Mr. Benjamín Clariond, President of IMSATEC, stated, "The purchase of Lightfield is IMSATEC's first step in Europe with its own production capacity. Stabilit is one of Grupo Imsa's most profitable businesses and has posted very good results in the North American market. After successfully setting up the operations of a distribution center in Spain, the acquisition consolidates the original plan of having production facilities in this region in order to gain more direct access and offer better service to the European market." Mr. Clariond added, "Our experience in the production and marketing of plastic sheet will enable us to expand our presence to other European countries; Lightfield currently serves only 35% of the European market."

Mr. Francisco Senicero, Stabilit's President, explained, "We see great potential in the acrylic panels market as Stabilit is the world's only manufacturer of this product. In fact, we will soon be setting up an acrylic line in Spain which we expect to begin operating mid-2003."

Stabilit, a subsidiary of IMSATEC with annual sales of approximately 100 million U.S. dollars, produces and markets polyester and acrylic fiberglass-reinforced products, and has a joint venture with Bayer that produces polycarbonate sheet. Stabilit leads the Mexican market and is the second-largest company in its field in North America, operating five production facilities, three in Mexico and two in the United States.

Grupo Imsa, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo Imsa currently exports to all five continents. In 2001 Grupo Imsa's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo Imsa's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:
Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com